UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-52573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The IPO Exchange, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Connecticut Avenue, NW Suite 1200
(No. and Street)

Washington, Disctrict of Columbia 20036-5317
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James U. Troup (202) 857-1702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Olsen Thielen & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

223 Little Canada Road | St. Paul | Minnesota | 55117-1376
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James U. Troup, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The IPO Exchange, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Suzanne W. Rhodes
Notary Public, District of Columbia
My Commission Expires 07-14-2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE IPO EXCHANGE, INC.

CONTENTS

OLSEN THIELEN & CO., LTD.

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
The IPO Exchange, Inc.
Washington, District of Columbia

We have audited the accompanying statement of financial condition of The IPO Exchange, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 2001 and for the period from inception (April 20, 2000) to December 31, 2000 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of The IPO Exchange, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The IPO Exchange, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the period from inception (April 20, 2000) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
February 25, 2002

Associated World-wide with Jeffreys Henry International JHI

223 Little Canada Road, St. Paul, Minnesota 55117-1376 651 483 4521 FAX 651 483 2467

6640 Shady Oak Road, Minneapolis, Minnesota 55344-7709 612 941 9242

THE IPO EXCHANGE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash	$ 20,197	$ 27,047
Prepaid Expenses	484	590
Total Current Assets	20,681	27,637
TOTAL ASSETS	$ 20,681	$ 27,637

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
LIABILITIES	$ –	$ –
STOCKHOLDER'S EQUITY:		
Common Stock - No Par Value; 25,000 Shares Authorized, Issued and Outstanding	10,500	10,500
Additional Paid-In Capital	31,691	25,011
Accumulated Deficit	(21,510)	(7,874)
Total Stockholder's Equity	20,681	27,637
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 20,681	$ 27,637

The accompanying notes are an integral part of the financial statements.

THE IPO EXCHANGE, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM INCEPTION (APRIL 20, 2000) TO DECEMBER 31, 2000

	2001	2000
INTEREST INCOME	$ 563	$ 339
EXPENSES	14,199	8,213
NET LOSS	$ (13,636)	$ (7,874)

The accompanying notes are an integral part of the financial statements.

THE IPO EXCHANGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM INCEPTION (APRIL 20, 2000) TO DECEMBER 31, 2000

	Shares	Amount	Additional Paid-In Capital	Accum-ulated Deficit	Total
Common Stock Sold	25,000	$ 10,500	$	$	$ 10,500
Contributed Capital			25,011		25,011
Net Loss				(7,874)	(7,874)
BALANCE on December 31, 2000	25,000	10,500	25,011	(7,874)	27,637
Contributed Capital			**6,680**		**6,680**
Net Loss				**(13,636)**	**(13,636)**
BALANCE on December 31, 2001	**25,000**	**$ 10,500**	**$ 31,691**	**$ (21,510)**	**$ 20,681**

The accompanying notes are an integral part of the financial statements.

THE IPO EXCHANGE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM INCEPTION (APRIL 20, 2000) TO DECEMBER 31, 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (13,636)	$ (7,874)
Adjustments to Reconcile Net Loss to Cash Used In Operating Activities:		
Decrease (Increase) in Prepaid Expenses	106	(590)
Net Cash Used In Operating Activities	(13,530)	(8,464)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from Issuance of Common Stock	–	10,500
Proceeds from Contributed Capital	6,680	25,011
Net Cash Provided By Financing Activities	6,680	35,511
NET INCREASE (DECREASE) IN CASH	(6,850)	27,047
CASH at Beginning of Year	27,047	–
CASH at End of Year	$ 20,197	$ 27,047

The accompanying notes are an integral part of the financial statements.

THE IPO EXCHANGE, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was formed to underwrite initial public offerings as a securities broker initially within the state of Virginia. The Company is a fully disclosed introducing broker/dealer exempt by SEC Rule 15c3-3(k)(2)(ii) from the requirement to compute reserve requirements.

Accounting Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $20,197, which was in excess of its required net capital.

THE IPO EXCHANGE, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001 AND 2000

	2001	2000
NET CAPITAL:		
Total Stockholder's Equity	**$ 20,681**	$ 27,637
Deductions and/or Charges:		
Nonallowable assets:		
Prepaid Expenses	**484**	590
Total Net Capital	**$ 20,197**	$ 27,047
AGGREGATE INDEBTEDNESS	**$ –**	$ –
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	**$ –**	$ –
Minimum Dollar Net Capital Required	**$ 5,000**	$ 5,000
EXCESS NET CAPITAL	**$ 15,197**	$ 22,047
EXCESS NET CAPITAL AT 1000 PERCENT	**$ 20,197**	$ 27,047
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	**N/A**	N/A
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Net Capital as Reported in Company's FOCUS Report	**$ 20,197**	$ 27,047
Net Capital per Above	**$ 20,197**	$ 27,047

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
The IPO Exchange, Inc.
Washington, District of Columbia

In planning and performing our audit of the financial statements and supplementary schedule of The IPO Exchange, Inc. (the Company), for the period ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
February 25, 2002